Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
STONE ENERGY CORPORATION (PARENT)
STONE ENERGY OFFSHORE, L.L.C. (MERGER SUB)
and
BOIS D’ARC ENERGY, INC. (COMPANY)
dated as of
April 30, 2008

TABLE OF CONTENTS
ARTICLE I
THE MERGER

1.1	The Merger	1
1.2	Effective Time of the Merger	1
1.3	Closing	2
1.4	Certificate of Formation	2
1.5	Limited Liability Company Agreement	2
1.6	Directors and Officers	2
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1	Effect of the Merger	2
2.2	No Dissenters’ Rights	3
2.3	Treatment of Stock Options; Restricted Stock	3
2.4	Exchange of Certificates	5
2.5	Stock Transfer Books	8
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization	8
3.2	Capitalization	9
3.3	Authorization; Validity of Agreement	10
3.4	No Violations; Consents and Approvals	11
3.5	SEC Reports and Financial Statements	12
3.6	Oil and Gas	13
3.7	Absence of Certain Changes	16
3.8	Absence of Undisclosed Liabilities	17
3.9	Disclosure Documents	17
3.10	Employee Benefit Plans; ERISA	17
3.11	Litigation; Compliance with Law	19
3.12	Intellectual Property	20
3.13	Material Contracts	22
3.14	Taxes	23
3.15	Environmental Matters	25
3.16	Company Assets	26
3.17	Insurance	26
3.18	Labor Matters; Employees	26

(ii)

3.19	Affiliate Transactions	27
3.20	Derivative Transactions and Hedging	28
3.21	Natural Gas Act	28
3.22	Disclosure Controls and Procedures	28
3.23	Investment Company	28
3.24	No Rights Agreement	28
3.25	Takeover Laws	29
3.26	Required Vote by Company Stockholders	29
3.27	Recommendation of Company Board of Directors; Opinion of Financial Advisor	29
3.28	Brokers	29
3.29	Reorganization	29
3.30	No Other Representations or Warranties	30
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

4.1	Organization	30
4.2	Capitalization	31
4.3	Authorization; Validity of Agreement	32
4.4	No Violations; Consents and Approvals	32
4.5	SEC Reports and Financial Statements	33
4.6	Oil and Gas Reserves	35
4.7	Absence of Certain Changes	37
4.8	Absence of Undisclosed Liabilities	37
4.9	Disclosure Documents	37
4.10	Employee Benefit Plans; ERISA	38
4.11	Litigation; Compliance with Law	39
4.12	Intellectual Property	41
4.13	Material Contracts	42
4.14	Taxes	43
4.15	Environmental Matters	45
4.16	Parent Assets	46
4.17	Insurance	46
4.18	Labor Matters; Employees	46
4.19	Affiliate Transactions	47
4.20	Derivative Transactions and Hedging	47
4.21	Natural Gas Act	48
4.22	Disclosure Controls and Procedures	48
4.23	Investment Company	48
4.24	Rights Agreement	48
4.25	Recommendation of Parent Board of Directors; Opinion of Financial Advisor	48
4.26	Required Vote by Parent Stockholders	49
4.27	Stockholder Agreements	49

(iii)

4.28	Brokers	49
4.29	Reorganization	49
4.30	No Other Representations or Warranties	49
ARTICLE V
COVENANTS

5.1	Interim Operations of the Company	49
5.2	Interim Operations of Parent	53
5.3	Acquisition Proposals	55
5.4	Access to Information and Properties	62
5.5	Further Action; Commercially Reasonable Efforts	63
5.6	Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting	64
5.7	Notification of Certain Matters	65
5.8	Directors’ and Officers’ Insurance and Indemnification	66
5.9	Publicity	66
5.10	Stock Exchange Listing	66
5.11	Employee Benefits	67
5.12	Certain Tax Matters	68
5.13	Section 16 Matters	69
ARTICLE VI
CONDITIONS

6.1	Conditions to Each Party’s Obligation to Effect the Merger	69
6.2	Conditions to the Obligation of the Company to Effect the Merger	70
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	71
ARTICLE VII
TERMINATION

7.1	Termination	72
7.2	Effect of Termination	73
ARTICLE VIII
MISCELLANEOUS

8.1	Fees and Expenses	73
8.2	Amendment; Waiver	75
8.3	Survival	76
8.4	Notices	76
8.5	Rules of Construction and Interpretation; Definitions	77
8.6	Headings; Schedules	82
8.7	Counterparts	82

(iv)

8.8	Entire Agreement	82
8.9	Severability	82
8.10	Governing Law	82
8.11	Assignment	82
8.12	Parties in Interest	83
8.13	Specific Performance	83
8.14	Jurisdiction	83

(v)

TABLE OF DEFINED TERMS

Acceptable Confidentiality Agreement	78
Acquisition Agreement	57
Acquisition Proposal	62
Advisers Act	29
Agreement	1
Antitrust Division	64
Articles of Merger	1
Business Day	79
Certificate	3
Certificate of Merger	1
Claim	79
Cleanup	79
Closing	2
Closing Date	2
Code	1
Committee	4
Company	1
Company Adverse Recommendation Change	57
Company Assets	27
Company Balance Sheet	13
Company Benefit Plans	18
Company Board	11
Company Common Stock	3
Company Credit Agreement	11
Company Disclosure Letter	9
Company Employee	68
Company Employee Agreement	18
Company ERISA Affiliate	18
Company IP Rights	22
Company Leased Real Property	79
Company Leases	79
Company Material Contract	23
Company Notice of Change	58
Company Oil and Gas Agreements	15
Company Option	4
Company Owned Real Property	79
Company Permits	21
Company Preferred Stock	10
Company Real Property	79
Company Required Vote	29
Company Reserve Report	14
Company Restricted Stock	5
Company SEC Documents	13
Company Special Meeting	66
Company Termination Fee	74
Confidentiality Agreements	63
D&O	67
Delaware Secretary of State	1
Derivative Transaction	79
DLLCA	1
Effective Time	2
Employment and Withholding Taxes	79
Environmental Claim	80
Environmental Laws	80
ERISA	18
Exchange Act	13
Exchange Agent	5
Exchange Fund	5
FERC	29
FTC	64
GAAP	14
Governmental Entity	12
Hazardous Material	80
HSR Act	12
Hydrocarbons	15
Intellectual Property	21
Interim Company Reserve Report	65
Investment Company Act	29
knowledge	80
Laws	12
Liens	80
Litigation	81
mass layoff	28
Material Adverse Effect	81
Merger	1
Merger Consideration	3
Merger Sub	1
Nevada Secretary of State	2
NGA	29
NRS	1
Oil and Gas Interests	15
Option Amount	4
Option Amount Cash Percentage	4
Option Amount Stock Percentage	4
Parent	1
Parent Adverse Recommendation Change	60
Parent Assets	46
Parent Balance Sheet	35

(vi)

Parent Benefit Plans	39
Parent Board	49
Parent Common Stock	3
Parent Credit Agreement	32
Parent Disclosure Letter	30
Parent Employee Agreement	39
Parent ERISA Affiliate	39
Parent IP Rights	42
Parent Leased Real Property	81
Parent Leases	81
Parent Material Contract	43
Parent Notice of Change	61
Parent Oil and Gas Agreements	36
Parent Owned Real Property	81
Parent Permits	41
Parent Preferred Stock	31
Parent Proposal	49
Parent Real Property	82
Parent Required Vote	49
Parent Reserve Report	35
Parent Rights	32
Parent Rights Agreement	32
Parent SEC Documents	34
Parent Special Meeting	66
Parent Stock Options	32
Parent Termination Fee	74
Per Share Cash Consideration	3
Per Share Stock Consideration	3
Permitted Liens	82
Person	82
plant closing	28
Proxy Statement	18
Registered Company IP	22
Registered Parent IP	42
Release	82
Representatives	56
Return	82
S-4	18
Sarbanes-Oxley Act	13
SEC	13
Section 2.3 Parent Common Stock Value	4
Securities Act	10
Stock Plan	4
Stockholder Agreements	50
Subsidiary	82
Superior Proposal	62
Surviving Entity	1
Tax	82
Termination Date	72
WARN Act	28

(vii)

          This Agreement and Plan of Merger (this “Agreement”) dated April 30, 2008, by and among Stone Energy Corporation, a Delaware corporation (“Parent”), Stone Energy Offshore, L.L.C., a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub”), and Bois d’Arc Energy, Inc., a Nevada corporation (the “Company”). Certain capitalized terms not defined herein are defined in Section 8.5 of this Agreement.
          WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have unanimously (i) approved and declared advisable the merger of the Company with and into Merger Sub, upon the terms and subject to the conditions set forth in this Agreement, and (ii) approved this Agreement;
          WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); and
          WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.
          NOW, THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and agreements contained in this Agreement, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. Upon the terms and subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI, at the Effective Time (as defined below), the Company shall merge with and into Merger Sub (the “Merger”), the separate existence of the Company shall thereupon cease and Merger Sub shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as a wholly owned Subsidiary of Parent. The Merger shall have the effects set forth in the Delaware Limited Liability Company Act (the "DLLCA”) and the Nevada Revised Statutes (the “NRS”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and the Company.
     1.2 Effective Time of the Merger. Upon the terms and subject to the provisions of this Agreement, at the Closing, Parent, Merger Sub and the Company will cause (i) an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in such form and executed as provided in the DLLCA and (ii) appropriate Articles of Merger (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) in such form and executed as provided in the NRS. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date and time of filing of a properly executed Certificate of Merger with the Delaware Secretary of State in accordance with the DLLCA and properly executed Articles of Merger with the Nevada Secretary of State in accordance with the

NRS, and (ii) such time as the parties shall agree and as specified in the Certificate of Merger and Articles of Merger. The filing of the Certificate of Merger and Articles of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 1.3.
     1.3 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).
     1.4 Certificate of Formation. Pursuant to the Merger, the Certificate of Formation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Formation of the Surviving Entity until thereafter changed or amended in accordance with the Limited Liability Company Agreement of the Surviving Entity and the DLLCA.
     1.5 Limited Liability Company Agreement. Pursuant to the Merger, the Limited Liability Company Agreement of Merger Sub in effect immediately prior to the Effective Time shall be the Limited Liability Company Agreement of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DLLCA.
     1.6 Directors and Officers. At and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers, respectively, of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Limited Liability Company Agreement and the DLLCA.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES
     2.1 Effect of the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of their securities:
          (a) Membership Interests of Merger Sub. The issued and outstanding membership interests of Merger Sub shall remain issued and outstanding and unchanged, and the sole member shall remain the sole member of Merger Sub.
          (b) Capital Stock of the Company. Subject to the other provisions of this Article II, each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock"), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in Section 2.1(d)) shall be converted into the right to receive (i) 0.165 shares of the common stock of Parent, par value $0.01 per share (the “Parent Common Stock”), together with the Parent Rights associated therewith (the “Per Share Stock Consideration”), and (ii) cash in an amount equal to $13.65, without interest (the “Per Share Cash Consideration;” the Per Share Cash Consideration together with the Per Share Stock Consideration are herein referred to as the “Merger Consideration”).
          (c) Certificates. All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a certificate (a “Certificate”) previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration, (ii) any dividends or other distributions in accordance with Section 2.4, and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.4, in each case to be issued or paid in consideration therefor upon the surrender of such Certificates in accordance with Section 2.4.
          (d) Treasury Stock. All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor.
          (e) Impact of Stock Splits, Etc. If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration, and only with respect to changes in the outstanding shares of Company Common Stock, to the Per Share Cash Consideration. Nothing in this Section 2.1(e) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
     2.2 No Dissenters’ Rights. Pursuant to Section 92A.390 of the NRS, no dissenters’ rights or rights of appraisal will apply in connection with the Merger.
     2.3 Treatment of Stock Options; Restricted Stock.
          (a) Prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board (the “Committee”) shall take all actions necessary under the Company’s Amended and Restated Long-Term Incentive Plan (the “Stock Plan”) to cause each option to purchase shares of Company Common Stock granted under the Stock Plan that is outstanding immediately prior to the Effective Time (a “Company Option”) to be cancelled at the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, the Company, Parent or Merger Sub. Each Company Option shall be converted into the right to receive, from the Surviving Entity, within two Business Days following the Effective Time, an amount (the “Option Amount”) (less any applicable withholding Taxes and without interest) equal to the excess of (A) the number of shares of Company Common Stock subject to such Company Option multiplied by the Merger

Consideration; provided however that for purposes of this Section 2.3(a) only, the Per Share Stock Consideration portion of the Merger Consideration shall be determined using the average closing sales price of Parent Common Stock as reported by The Wall Street Journal for the five trading days immediately preceding the two Business Days prior to the date on which the Effective Time shall occur (such value, the “Section 2.3 Parent Common Stock Value”, over (B) the per share exercise price of such Company Option multiplied by the number of shares of Company Common Stock subject to such Company Option. The Option Amount Cash Percentage of the Option Amount shall be paid in cash. The Option Amount Stock Percentage of the Option Amount shall be paid in the form of Parent Common Stock utilizing the Section 2.3 Parent Common Stock Value. The “Option Amount Cash Percentage“shall be the quotient (expressed as a percentage) of the Per Share Cash Consideration divided by the sum of the Per Share Cash Consideration and the Section 2.3 Parent Common Stock Value. The “Option Amount Stock Percentage” shall equal 100% less the Option Amount Cash Percentage. As of the Effective Time, all Company Options shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except, with respect to Company Options, the right to receive payment of the Option Amount. Prior to the Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plan, the award agreements thereunder and otherwise to effectuate the provisions of this Section 2.3(a), including providing notice to the holders of Company Options of such provisions
          (b) Subject to the terms and upon the conditions herein, as of the Effective Time, the restrictions on each restricted share of Company Common Stock (the “Company Restricted Stock”) granted and then outstanding under the Stock Plan shall, and without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse, and each such share of Company Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions, as each share of Company Common Stock not subject to any restrictions; provided, that upon vesting the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value to such obligation. Prior to the Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plan, the award agreements thereunder and otherwise to effectuate this Section 2.3(a).
          (c) Except as contemplated by clauses (a) and (b) above, the Surviving Entity and Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 2.3 to any holders of Company Options or Company Restricted Stock such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Entity, Parent or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Options or Company Restricted Stock, as applicable, in respect of which the deduction and withholding was made by the Surviving Entity, Parent or the Exchange Agent, as the case may be. The Surviving Entity and Parent agree that no wage withholding shall be made with respect to Restricted Stock with respect to which a valid and timely election has been made under Section 83(b) of the Code unless required by applicable Law.
     2.4 Exchange of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company’s transfer agent or a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article II all deliveries of cash and Parent Common Stock as required by this Article II. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.4(c) and to make payments in lieu of fractional shares pursuant to Section 2.4(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.4(e) and any dividends or other distributions in accordance with Section 2.4(c)) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.4(c) and 2.4(e) hereof, the Exchange Fund shall not be used for any other purpose.
          (b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate that immediately prior to the Effective Time represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form and agreed to by Parent and the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Promptly after the Effective Time, upon surrender of Certificates for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates shall be entitled to receive in exchange therefor (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.1 and this Article II, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.4(e) and dividends and other distributions pursuant to Section 2.4(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4(c).
          (c) Distributions with Respect to Unexchanged Parent Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate in accordance with this Section 2.4. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.1 and cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Parent Common Stock and payable with respect to such Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Stock.
          (d) Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(c) or Section 2.4(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.
          (e) Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the two Business Days prior to the date on which the Effective Time shall occur and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.1 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Entity to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock after 180 days following the Effective Time occurs shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.4(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
          (g) No Liability. Neither Parent nor the Surviving Entity shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.4(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.4(c), in each case, without any interest thereon.
          (i) Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.

          (j) Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.
     2.5 Stock Transfer Books. At the close of business on the date on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Effective Time occurs, any Certificates presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.4(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.4(c), in each case, without any interest thereon.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent as follows:
     3.1 Organization.
          (a) Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.
          (b) Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.
          (c) The Company has previously made available to Parent a complete, true and correct copy of each of its articles of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its

Subsidiaries is in violation of its articles or certificate of incorporation, bylaws or other organizational documents.
          (d) Section 3.1(d) of the Company Disclosure Letter sets forth a complete, true and correct list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation or organization of each Subsidiary, the percentage of outstanding capital stock or other equity interest of each Subsidiary held by the Company or any other subsidiary and the names of the directors, managers and officers of each Subsidiary. Except as disclosed in Section 3.1(d) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect.
          (e) All names by which the Company previously conducted business or was known are as listed in Section 3.1(e) of the Company Disclosure Letter.
     3.2 Capitalization.
          (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”). As of April 29, 2008, 66,449,000 shares of Company Common Stock were issued and outstanding (including 650,000 shares of unvested Company Restricted Stock issued under the Stock Plan). As of the date of this Agreement, (i) there are no shares of Company Preferred Stock issued and outstanding or held in the treasury of the Company, and (ii) 1,632,890 shares of Company Common Stock are reserved for issuance in respect of future grants under the Stock Plan. As of April 15, 2008, there are outstanding Company Options to purchase an aggregate of 3,250,000 shares of Company Common Stock. Since April 15, 2008, (i) no shares of Company Common Stock have been issued, except pursuant to Company Options outstanding on April 15, 2008, and (ii) no Company Options have been granted. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 3.2 have been in compliance with United States federal and state securities Laws. Neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities Law or granted registration rights to any individual or entity. Except for the Company Options, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. The Company has previously provided to Parent true and correct information with respect to each Company Option outstanding as of the date of this Agreement including: (i) the name of the holder; (ii) the particular plan pursuant to which the Company Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) with respect to each Company Option, the exercise price per share of Company Common Stock; (v) the date on which such Company Option was granted or issued; (vi) the applicable vesting schedule; (vii) the date on which such Company Option expires; and (viii) whether the exercisability of such Company Option will be accelerated in any way by the transactions contemplated by this Agreement. Immediately after the consummation of the Merger, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.
          (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than (x) statutory Liens for Taxes not yet due and payable, (y) such restrictions as may exist under applicable Law, and (z) Liens granted pursuant to the Company’s Credit Agreement, dated May 11, 2005, as amended, among the Company and each of the lenders party thereto (the “Company Credit Agreement”), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of the Company, or is obligated to make any capital contribution to or other investment in any other Person.
          (c) Except for the Company Credit Agreement, no indebtedness of the Company or any of its Subsidiaries contains any restriction (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.
     3.3 Authorization; Validity of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to approval of this Agreement by the Company Required Vote.

The adoption of this Agreement, the approval of the Merger, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a meeting of such stockholders and has recommended that the stockholders of the Company approve this Agreement. Except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The Company Board has taken all action necessary to render the provisions of Sections 78.411 to 78.444, inclusive, of the NRS, that would prohibit the Merger or any other “combination” (as defined in NRS 78.416), inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and the Stockholder Agreements.
     3.4 No Violations; Consents and Approvals.
          (a) Except as set forth in Section 3.4(a) of the Company Disclosure Letter, neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the Merger or any other transactions contemplated hereby, will (i) violate or conflict with any provision of the articles of incorporation or the bylaws of the Company, or the articles or certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.4(b) are duly and timely obtained or made and the Company Required Vote has been obtained, conflict with or violate any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, "Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for (A) the Company Credit Agreement, (B) certain seismic license agreements and (C) such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, provincial, local or foreign court, arbitral, legislative, administrative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) the adoption of this Agreement by the Company Required Vote, (v) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (vi) the filing of the Certificate of Merger with the Delaware Secretary of State and the Articles of Merger with the Nevada Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
     3.5 SEC Reports and Financial Statements.
          (a) The Company has timely filed with the Securities and Exchange Commission (the “SEC”) all forms and documents required to be filed by it since May 10, 2005 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders of the Company (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by the Company with the SEC since May 10, 2005. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NYSE, any stock exchange or any other comparable Governmental Entity.

          (b) The December 31, 2007 consolidated balance sheet of the Company (the “Company Balance Sheet”) and the related consolidated statements of operations, changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company. Ernst & Young LLP has not indicated to the Company that it has any material disagreements with the Company’s accounting policies.
          (c) The Company has not received any notice from the SEC that its accounting policies are subject to review or investigation, except for those comments previously issued by the SEC that have already been resolved.
          (d) Since May 10, 2005, (A) the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective Stock Plan under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in the Company’s financial statements referred to in Section 3.5(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
     3.6 Oil and Gas.
          (a) The Company has furnished to Parent a reserve report prepared by Lee Keeling and Associates, Inc. containing estimates of the oil and gas reserves that are owned by the Company and its Subsidiaries as of December 31, 2007 (the “Company Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Interests of the Company and its Subsidiaries on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of the Company, was accurate in all material respects at the time such data was provided to the reserve engineers for the Company Reserve Report. The Company Reserve Report conforms to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have a Material Adverse Effect on the Company. Since January 1, 2005, all of the Company’s and its Subsidiaries’ wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not reasonably be expected to have a Material Adverse Effect on the Company. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable Law or contract requiring the Company or such Subsidiary to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of the Company and its Subsidiaries that are not operated by the Company or any of its Subsidiaries, the Company makes the representations and warranties set forth in this Section 3.6 only to its actual knowledge without having made specific inquiry of the operators with respect hereto.
          (b) For purposes of this Agreement, “Oil and Gas Interests” means direct and indirect interests in and rights with respect to oil, gas or minerals, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.
          (c) Set forth in Section 3.6(c) of the Company Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Company Reserve Report that have been disposed of prior to the date hereof.
          (d) Except as set forth in Section 3.6(d) of the Company Disclosure Letter, proceeds from the sale of Hydrocarbons produced from the Company’s Oil and Gas Interests are being received by the Company and the Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business or which would not reasonably be expected to have a Material Adverse Effect).

          (e) Except as set forth in Section 3.6(e) of the Company Disclosure Letter, none of the Company or its Subsidiaries has received any material deficiency payment under any gas contract for which any Person has a right to take deficiency gas from the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any material payment for production which is subject to refund or recoupment out of future production.
          (f) The Company has previously provided or made available to Parent true and complete copies of all Company Oil and Gas Agreements, together with all amendments, extensions and other modifications thereof. To the knowledge of the Company, all Company Oil and Gas Agreements are in good standing, valid and effective and all royalties, rentals and other payment due by the Company to any lessor of any such oil and gas leases have been paid, except in each case, as has not had, and would not reasonably be expected to have, a Material Adverse Effect. For purposes of this Agreement, “Company Oil and Gas Agreements” means the following types of agreements or contracts to which the Company or any of its Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting the Company or any of its Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area. Set forth in Section 3.6(f) of the Company Disclosure Letter is a list of all Company Oil and Gas Agreements that contain restrictions on the Company’s or any of its Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area.
          (g) The Oil and Gas Interests of the Company and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for the Company Credit Agreement and Permitted Liens, or (ii) any agreement not entered into in the ordinary course of business (other than the Overriding Royalty Interest Incentive Plan) in which the amount involved is in excess of $1 million. In addition, except as set forth in the Company SEC Documents filed and publicly available prior to the date hereof, no Company Material Contract contains any provision that prevents the Company or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of the Company and its Subsidiaries in accordance with historical practices.
          (h) Except as set forth in Section 3.6(h) of the Company Disclosure Letter, as of March 31, 2008, (i) there are no outstanding calls for payments in excess of $1 million that are due or that the Company or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which the Company or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.
          (i) Except as set forth in Section 3.6(i) of the Company Disclosure Letter, there are no provisions applicable to the material Oil and Gas Interests reflected in the Company Reserve Report that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in such Company Reserve Report; and none of the Oil and Gas Interests of the

Company and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).
          (j) Except as set forth in Section 3.6(j) of the Company Disclosure Letter, there are no calls (exclusive of market calls) on the Company’s oil or natural gas production, and the Company has no obligation to deliver oil or natural gas pursuant to any take-or-pay, prepayment or similar arrangement without receiving full payment therefor, excluding gas imbalances disclosed in Section 3.6(e) of the Company Disclosure Letter.
     3.7 Absence of Certain Changes.
          (a) Since December 31, 2007, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) Since December 31, 2007 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of December 31, 2007 other than in the ordinary course of business consistent with past practices, (B) except as set forth in Section 3.7(b) of the Company Disclosure Letter, granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay (other than in the ordinary course of business substantially consistent with past practices or pursuant to pre-existing plans or arrangements), (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons whether pursuant to an employee benefit plan or otherwise (except for loans pursuant to the terms of the Company’s or its affiliates’ retirement plans and routine travel advances), or (D) adopted or amended any new or existing Company Benefit Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock (1) upon the exercise of Company Options or vesting of Company Awards, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course of business consistent with past practices, (viii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
     3.8 Absence of Undisclosed Liabilities. Since December 31, 2007, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business consistent with past practice that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.11(a)), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.15). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.
     3.9 Disclosure Documents. None of the information to be supplied by the Company for inclusion in (i) the joint proxy statement relating to the Company Special Meeting and the Parent Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Stock into which the Company Common Stock will be converted) (together with any amendments or supplements thereto, the “Proxy Statement”), to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the Registration Statement on Form S-4 (together with any amendments or supplements thereto, the “S-4”) to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information provided by Parent or Merger Sub for inclusion in the Proxy Statement.
     3.10 Employee Benefit Plans; ERISA.
          (a) Section 3.10(a)(1) of the Company Disclosure Letter contains a true and complete list of all the individual or group employee benefit and compensation plans or arrangements of any type (including, without limitation, all bonus, equity-based, change of control, incentive and plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), sponsored, maintained or contributed to by the Company or any trade or business, whether or not incorporated, which together with the Company would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a "Company ERISA Affiliate”) or with respect to which any Company ERISA Affiliate has any obligations or liability (“Company Benefit

Plans”), and Section 3.10(a)(2) of the Company Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which the Company or any Company ERISA Affiliate has any current or future obligation or liability (“Company Employee Agreement”). With respect to each Company Benefit Plan, the Company has made available to Parent a true, correct and complete copy of such Company Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service. The Company has made available to Parent a true, correct and complete copy of each Company Employee Agreement.
          (b) With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Company Benefit Plan satisfies the requirements of such sections and its prototype sponsor has received an opinion letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of the Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Company Benefit Plan has been administered in substantial compliance with its terms and applicable Law; (iii) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject the Company or any Company ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA; (iv) no disputes are pending or, to the knowledge of the Company or any Company ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code; (vi) all contributions and premiums due have been made on a timely basis; and (vii) each Company Benefit Plan may be amended or terminated unilaterally by the Company at any time without any continuing liability for benefits other than benefits accrued to the date of such amendment or termination. All contributions made or required to be made under any Company Benefit Plan meet the requirements for deductibility under the Code, and all contributions and premiums which are required and which have not been made have been properly recorded on the books of the Company or a Company ERISA Affiliate.
          (c) No Company Benefit Plan is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (iv) a multiple employer welfare arrangement, under Section 3(40) of ERISA. No event has occurred with respect to the Company or a Company ERISA Affiliate in connection with which the Company could be subject to any liability (except for regular contributions and benefit payments in the ordinary course of plan business) or Lien with respect to any Company Benefit Plan.
          (d) Except as set forth in Section 3.10(d) of the Company Disclosure Letter, (i) no present or former employees of the Company or any of its Subsidiaries are covered by any

Company Employee Agreements or Company Benefit Plans that provide or will provide any severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall cause any payments or benefits to any employee, officer or director of the Company or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to the Company under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.
          (e) None of the Company Benefit Plans is subject to the laws of any country other than the United States.
          (f) There are no Company equity-based grants, options or awards outstanding other than those granted under the Company Stock Plan.
     3.11 Litigation; Compliance with Law.
          (a) Except for such Litigation that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (i) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such), and (iii) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.
          (b) Except as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance with, all Laws and Company Permits that affect the respective businesses of the Company or any of its Subsidiaries, the Company Real Property and/or the Company Assets, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Company Permit; nor has any notice, charge, Claim or action been received in writing by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

          (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
          (d) The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets, and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (e) This Section 3.11 does not relate to matters with respect to (i) Company Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 3.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.14), (iii) Environmental Laws (which are the subject of Section 3.15), and (iv) labor matters (which are the subject of Section 3.18).
     3.12 Intellectual Property.
          (a) For purposes of this Agreement, the term “Intellectual Property” means any and all (i) seismic data, trademarks, service marks, brand names, Internet domain names,

logos, symbols, trade dress, trade names, trade secrets, know-how, and other proprietary rights and information, including, but not limited to, all geologic and geographical data and interpretations thereof, including geologic maps, isopachs, structure maps and any other maps, and other indicia of source of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; and (iii) copyrights in and to published and unpublished works of authorship, whether copyrightable or not (including software), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and in each of cases (i) to (iii) inclusive, whether registered, unregistered or capable of registration.
          (b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on the Company:
     (i) the Company, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries (“Company IP Rights”), free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
     (ii) to the Company’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict the Company’s or any of its Subsidiaries’ ownership rights in and to any Intellectual Property owned by them;
     (iii) the conduct of the business of the Company and its Subsidiaries as presently conducted does not, to the knowledge of the Company, infringe or misappropriate any third Person’s Intellectual Property; or
     (iv) to the knowledge of the Company, no third Person is infringing or misappropriating any Intellectual Property owned by the Company or its Subsidiaries, and to the knowledge of the Company there is no litigation pending or threatened in writing by or against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Company IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Company IP Right.
          (c) All Intellectual Property owned by the Company or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Company IP”) is to the knowledge of the Company, in force, and all application, renewal and maintenance fees in relation to all Registered Company IP have been paid to date, except for any Registered Company IP that the Company has abandoned, not renewed or allowed to expire.
          (d) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Company IP Rights, and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Company IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Company IP Rights or exercise remedies thereunder.
     3.13 Material Contracts.
          (a) Except for such agreements or arrangements listed in Section 3.13(a) of the Company Disclosure Letter or that are included as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, and except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Company, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a stockholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger. Each contract, arrangement, commitment or understanding (A) included as an exhibit to the Company SEC Documents filed and publicly available prior to the date of this Agreement, or (B) listed in Section 3.13(a) of the Company Disclosure Letter described in this Section 3.13(a), whether or not included as an exhibit to the

Company SEC Documents, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.1(t) and the bringdown of Section 3.13(b) pursuant to Section 6.3(a), “Company Material Contract” shall include as of the date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents. For the avoidance of doubt, the Company’s charter constitutes a Company Material Contract.
          (b) Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company’s knowledge, (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
     3.14 Taxes.
          (a) (i) All material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld by the Company or any of its Subsidiaries with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (v) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (vi) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vii) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax, except as set forth in Section 3.14(a)(vii) of the Company Disclosure Letter.
          (b) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) There are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.
          (d) Neither the Company nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (e) There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.
          (f) Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
          (g) Each of the Company and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
          (h) Neither the Company nor any of its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
          (i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.
          (j) Except as set forth in Section 3.14(j) of the Company Disclosure Letter, since January 1, 2005, none of the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
          (k) The Company has made available to Parent correct and complete copies of (i) all U.S. federal Returns of the Company and its Subsidiaries relating to taxable periods ending on or after May 11, 2005, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 3.14(k).
     3.15 Environmental Matters.
          (a) The Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (b) There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.
          (e) To the knowledge of the Company, no Company Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.
          (f) The Company and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of the Company and its Subsidiaries as currently conducted and, to the knowledge of the Company, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.
     3.16 Company Assets. The Company has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to Oil and Gas Interests owned by the Company and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of the Company and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the “Company Assets”), with respect to both the oil and gas properties and all other Company Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Company Reserve Report. The Company and its Subsidiaries (as the case may be) have maintained all of the Company Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear.
     3.17 Insurance. Section 3.17 of the Company Disclosure Letter contains a true, complete and correct list of all insurance policies maintained by or on behalf of the Company and its Subsidiaries as of the date of this Agreement. The Company has made available to Parent a true, complete and correct copy of each such insurance policy or the binder therefor. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. The insurance policies listed in Section 3.17 of the Company Disclosure Letter include all policies that are required in connection with the operation of the businesses of the Company and its Subsidiaries as currently conducted by applicable Laws and all agreements relating to the Company and its Subsidiaries.
     3.18 Labor Matters; Employees.
          (a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (iii) none of the employees of the Company or any of its Subsidiaries are represented by any labor organization and none of the Company or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) the Company and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Company or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to the Company or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.
          (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), none of the Company or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on the Company.
          (c) Section 3.18(c) of the Company Disclosure Letter contains a complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person’s position or function. Section 3.18(c) of the Company Disclosure Letter also contains each such officer’s annual base salary or wages, incentive compensation bonus in respect of 2007, target bonus percentage and amount for 2008, and currently estimated severance payment due as a result of this Merger assuming such Person’s employment is terminated in connection therewith.
     3.19 Affiliate Transactions. Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Benefit Plans described in Section 3.10 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.

     3.20 Derivative Transactions and Hedging. Section 3.20 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
     3.21 Natural Gas Act. Any gas gathering system constituting a part of the properties of the Company or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the Natural Gas Act (the “NGA”); none of the properties have been or are certificated by the Federal Energy Regulatory Commission (the “FERC”) under Section 7(c) of the NGA or to the knowledge of the Company are now subject to FERC jurisdiction under the NGA; and none of the properties have been or are providing service pursuant to Section 311 of the NGA.
     3.22 Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Neither the Company nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in the Company’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     3.23 Investment Company. Neither the Company nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
     3.24 No Rights Agreement. The Company does not have any stockholder rights agreement or any similar type of anti-takeover agreement.

     3.25 Takeover Laws. Except for Section 78.438 of the NRS (which has been rendered inapplicable by action of the Company Board prior to the execution hereof), no “moratorium,” “acquisition of controlling interest,” “control share,” “fair price,” “combinations with interested stockholders,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes, laws or regulations of any state, including the State of Nevada (and including the NRS), or any applicable anti-takeover provision in the articles of incorporation or bylaws of the Company is, or at the Effective Time will be, applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement or the Stockholder Agreements.
     3.26 Required Vote by Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Required Vote”) to adopt this Agreement is the only vote of the holders of capital stock of the Company required by the NRS or the articles of incorporation or the bylaws of the Company or otherwise to adopt this Agreement.
     3.27 Recommendation of Company Board of Directors; Opinion of Financial Advisor.
          (a) The Company Board, at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and the stockholders of the Company, (ii) approving and adopting this Agreement and transactions contemplated hereby, (iii) recommending approval of this Agreement by the stockholders of the Company and (iv) directing that the approval of this Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (b) The Company Board has received an opinion of Raymond James & Associates, Inc., to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the Merger is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion will promptly be delivered to Parent by the Company solely for informational purposes after receipt thereof.
     3.28 Brokers. Except for Raymond James & Associates, Inc. and Scotia Waterous (USA), Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Raymond James & Associates, Inc. and Scotia Waterous (USA), Inc. as and to the extent set forth in the engagement letters dated June 5, 2007 and June 8, 2007, respectively, and the Company has previously provided to Parent a true and correct copy of the engagement letters.
     3.29 Reorganization. Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

     3.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
     Except as set forth in the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     4.1 Organization.
          (a) Each of Parent, Merger Sub and Parent’s Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction or with respect to such other entities) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.
          (b) Each of Parent, Merger Sub and Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement, and Merger Sub does not have any Subsidiaries.
          (c) Parent has previously made available to the Company a complete, true and correct copy of each of its certificate of incorporation and bylaws or other organizational documents of each of Parent’s Subsidiaries, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of Parent’s Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither Parent nor Merger Sub nor any of the Parent’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other organizational documents.
          (d) Section 4.1(d) of the Parent Disclosure Letter sets forth a complete, true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Subsidiaries in any material respect.
     4.2 Capitalization.
          (a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, issuable in series (“Parent Preferred Stock”), none of which are issued and outstanding. As of April 25, 2008, 28,486,182 shares of Parent Common Stock were issued and outstanding (including 478,267 shares of unvested Parent restricted stock and 16,582 shares of Parent Common Stock held in the treasury of Parent). As of the date of this Agreement, 698,497 shares of Parent Common Stock are reserved for issuance under Parent stock incentive plans. As of April 25, 2008, there are outstanding stock options to acquire Parent Common Stock (the “Parent Stock Options”) covering an aggregate of 763,323 shares of Parent Common Stock. Since April 25, 2008, (i) no shares of Parent Common Stock have been issued, except pursuant to Parent Stock Options outstanding on April 25, 2008, and (ii) no Parent Stock Options have been granted. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote are issued or outstanding. All issued and outstanding shares of Parent’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 4.2 have been in compliance with United States federal and state securities Laws. Except as may be provided in the Rights Agreement dated as of October 15, 1998, between Parent and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (as amended, the “Parent Rights Agreement”), neither Parent nor any of its Subsidiaries has agreed to register any securities under the Securities Act, or under any state securities Law or granted registration rights to any individual or entity. Except for Parent Stock Options and the Junior Participating Preferred Stock purchase rights (the “Parent Rights”) issued pursuant to the Parent Rights Agreement, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. The Parent Common Stock issued pursuant to the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid and non-assessable and not subject to preemptive rights, with no personal liability attaching to the ownership thereof. Such Parent Common Stock, where so issued, will be issued free and clear of any Liens, other than (x) statutory Liens for Taxes not yet done and payable and (y) such restrictions as may expect under applicable Law.
          (b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent’s Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than (x) statutory Liens for Taxes not yet due and payable, (y) such restrictions as may exist under applicable Law, and (z) Liens granted pursuant to Parent’s Credit Agreement, dated as of November 1, 2007, among Parent and each of the lenders party thereto (collectively, the “Parent Credit Agreement”), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither Parent nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of Parent, or is obligated to make any capital contribution to or other investment in any other Person.
          (c) All of the issued and outstanding membership interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.
     4.3 Authorization; Validity of Agreement. Parent and Merger Sub have the requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the Merger, to the receipt of the Parent Required Vote. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other action, except for the Parent Required Vote. Except for the Parent Required Vote, no corporate or other proceedings on the part of either Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement by either of Parent or Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against such party in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
     4.4 No Violations; Consents and Approvals.
          (a) Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, certificate of formation, articles of association, limited liability company agreement or the bylaws of Parent or Merger Sub, as applicable, or the certificate of incorporation, articles of association, bylaws or similar governing documents, as applicable, of any of Parent’s Subsidiaries, (ii) except for the Parent Credit Agreement (which exception shall no longer be applicable on or prior to Closing), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub, or any of Parent’s other Subsidiaries, under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which Parent or Merger Sub, or any of Parent’s other Subsidiaries, is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4(b) are duly and timely obtained or made and the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole member of Merger Sub, conflict with or violate any Laws applicable to Parent or Merger Sub, or any of Parent’s other Subsidiaries, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent or Merger Sub.
          (b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required to be obtained or made by Parent or Merger Sub, or any of Parent’s other Subsidiaries, in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or “blue sky” or takeover Laws, (iv) the approval of the Parent Proposal by the Parent Required Vote, (v) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under the HSR Act, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State and the Articles of Merger with the Nevada Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
     4.5 SEC Reports and Financial Statements.
          (a) Except as set forth in Section 4.5(a) of the Parent Disclosure Letter, Parent has timely filed with the SEC all forms and documents required to be filed by it since January 1, 2005 under the Exchange Act, including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders of Parent (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by Parent with the SEC since January 1, 2005. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Parent SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of Parent is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NYSE, any stock exchange or any other comparable Governmental Entity.
          (b) The December 31, 2007 consolidated balance sheet of Parent (the “Parent Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP is an independent public accounting firm with respect to Parent and has not resigned or been dismissed as independent public accountants of Parent. Ernst & Young has not indicated to Parent that it has any material disagreements with Parent’s accounting policies.
          (c) Parent has not received any notice from the SEC that its accounting policies are subject to review or investigation, except for those comments previously issued by the SEC that have been resolved.
          (d) Since January 1, 2005, (A) the exercise price of each Parent Stock Option has been no less than the Fair Market Value (as defined under the terms of the respective

Parent stock plan under which such Parent Stock Option was granted) of a share of Parent Common Stock as determined on the date of grant of such Parent Stock Option, and (B) all grants of Parent Stock Options were validly issued and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in Parent’s financial statements referred to in Section 4.5(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
     4.6 Oil and Gas Reserves.
          (a) Parent has furnished to the Company a reserve report prepared by Netherland, Sewell & Associates, Inc. containing estimates of the oil and gas reserves that are owned by Parent and its Subsidiaries as of December 31, 2007 (the “Parent Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Interests of Parent and its Subsidiaries on which the Parent Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of Parent, was accurate in all material respects at the time such data was provided to the reserve engineers for the Parent Reserve Report. The Parent Reserve Report conforms to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have a Material Adverse Effect on Parent. Since January 1, 2005, all of Parent’s and its Subsidiaries’ wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent’s knowledge, neither Parent nor any of its Subsidiaries is in violation of any applicable Law or contract requiring Parent or such Subsidiary to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of Parent and its Subsidiaries that are not operated by Parent or any of its Subsidiaries, Parent makes the representations and warranties set forth in this Section 4.6 only to its actual knowledge without having made specific inquiry of the operators with respect hereto.
          (b) Set forth in Section 4.6(b) of the Parent Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Parent Reserve Report that have been disposed of prior to the date hereof.
          (c) Except as set forth in Section 4.6(c) of the Parent Disclosure Letter, proceeds from the sale of Hydrocarbons produced from Parent’s Oil and Gas Interests are being received by Parent and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business or which would not reasonably be expected to have a Material Adverse Effect).
          (d) Except as set forth in Section 4.6(d) of the Parent Disclosure Letter, none of Parent or its Subsidiaries has received any material deficiency payment under any gas contract for which any Person has a right to take deficiency gas from Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries received any material payment for production which is subject to refund or recoupment out of future production.

          (e) Parent has previously provided or made available to the Company true and complete copies of all Parent Oil and Gas Agreements, together with all amendments, extensions and other modifications thereof. To the knowledge of Parent, all Parent Oil and Gas Agreements are in good standing, valid and effective and all royalties, rentals and other payment due by Parent to any lessor of any such oil and gas leases have been paid, except in each case, as has not had, and would not reasonably be expected to have, a Material Adverse Effect. For purposes of this Agreement, “Parent Oil and Gas Agreements” means the following types of agreements or contracts to which Parent or any of its Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting Parent or any of its Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area. Set forth in Section 4.6(e) of the Parent Disclosure Letter is a list of all Parent Oil and Gas Agreements that contain restrictions on Parent’s or any of its Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area.
          (f) The Oil and Gas Interests of Parent and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for the Parent Credit Agreement and Permitted Liens, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1 million. In addition, except as set forth in the Parent SEC Documents filed and publicly available prior to the date hereof, no Parent Material Contract contains any provision that prevents Parent or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Parent and its Subsidiaries in accordance with historical practices.
          (g) Except as set forth in Section 4.6(g) of the Parent Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding calls for payments in excess of $1 million that are due or that Parent or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Parent or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.
          (h) Except as set forth in Section 4.6(h) of the Parent Disclosure Letter, there are no provisions applicable to the material Oil and Gas Interests reflected in the Parent Reserve Report that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in such Parent Reserve Report; and none of the Oil and Gas Interests of Parent and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).
          (i) Except as set forth in Section 4.6(i) of the Parent Disclosure Letter, there are no calls (exclusive of market calls) on Parent’s oil or natural gas production, and Parent has no obligation to deliver oil or natural gas pursuant to any take-or-pay, prepayment or similar arrangement without receiving full payment therefor, excluding gas imbalances disclosed in Section 4.6(d) of the Parent Disclosure Letter.

     4.7 Absence of Certain Changes.
          (a) Since December 31, 2007, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (b) Except as set forth in Section 4.7(b) of the Parent Disclosure Letter, since December 31, 2007 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (ii) effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Stock (1) upon the exercise of Parent Stock Options, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iii) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (iv) made any material Tax election or settled or compromised any material income Tax liability, (v) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vi) sold, leased exchanged, transferred or otherwise disposed of any material Parent Asset other than in the ordinary course of business consistent with past practices, (vii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Parent Assets in any material respect, including writing down the value of any of Parent Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, (viii) except as required to comply with applicable Law, adopted or amended any new or existing Parent Benefit Plan, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.
     4.8 Absence of Undisclosed Liabilities. Since December 31, 2007 and except as set forth in Section 4.8 of the Parent Disclosure Letter, none of Parent or Merger Sub, nor any of Parent’s other Subsidiaries, has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business consistent with past practice that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (ii) liabilities in respect of Litigation (which are the subject of Section 4.11(a)), and (iii) liabilities under Environmental Laws (which are the subject of Section 4.15). None of Parent or Merger Sub, nor any of Parent’s other Subsidiaries, is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
     4.9 Disclosure Documents. None of the information to be supplied by Parent for inclusion in (i) the Proxy Statement to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the S-4 to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to information provided by the Company for inclusion in the Proxy Statement and the S-4.
     4.10 Employee Benefit Plans; ERISA.
          (a) Section 4.10(a)(1) of the Parent Disclosure Letter contains a true and complete list of all the individual or group employee benefit and compensation plans or arrangements of any type (including, without limitation, all bonus, equity-based, change of control, incentive and plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) or with respect to which any Parent ERISA Affiliate has any obligations or liability (“Parent Benefit Plans”), and Section 4.10(a)(2) of the Parent Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability (“Parent Employee Agreement”). With respect to each Parent Benefit Plan, Parent has made available to the Company a true, correct and complete copy of such Parent Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service.
          (b) With respect to each Parent Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Parent Benefit Plan satisfies the requirements of such sections and has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Parent Benefit Plan has been administered in substantial compliance with its terms and applicable Law; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code; (vi) all contributions and premiums due have been made on a timely basis; and (vii) each Parent Benefit Plan may be amended or terminated unilaterally by Parent at any time without any continuing liability for benefits other than benefits accrued to the date of such amendment or termination. All contributions and premiums made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.
          (c) No Parent Benefit Plan is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (iv) a multiple employer welfare arrangement under Section 3(40) of ERISA. No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability (except for regular contributions and benefit payments in the ordinary course of plan business), lien or encumbrance with respect to any Parent Benefit Plan.
          (d) Except as set forth in Section 4.10(d) of the Parent Disclosure Letter, (i) no present or former employees of Parent or any of its Subsidiaries are covered by any Parent Employee Agreements or Parent Benefit Plans that provide or will provide any severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall cause any payments or benefits to any employee, officer or director of Parent or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Parent or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.
          (e) None of the Parent Benefit Plans is subject to the laws of any country other than the United States.
          (f) There are no Parent equity-based grants, options or awards outstanding other than those granted under the Parent Stock Plan.
     4.11 Litigation; Compliance with Law.
          (a) Except for such Litigation set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (i) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent or Merger Sub, or any of Parent’s other Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors

(in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such) and (iii) there is no Litigation that Parent or Merger Sub, or any of Parent’s other Subsidiaries, has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.
          (b) Except as set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has complied, and is in compliance with, all Laws and Parent Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Parent Real Property and/or Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Parent Permit; nor has any notice, charge, Claim or action been received in writing by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.
          (d) Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Parent Real Property, Parent Assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (e) This Section 4.11 does not relate to matters with respect to (i) Parent Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 4.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 4.14), (iii) Environmental Laws (which are the subject of Section 4.15) and (iv) labor matters (which are the subject of Section 4.18).
     4.12 Intellectual Property.
          (a) Except as set forth in Section 4.12(a) of the Parent Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on Parent:
          (i) Parent, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries (“Parent IP Rights”), free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;
          (ii) to Parent’s knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict Parent’s or any of its Subsidiaries’ ownership rights in and to any Intellectual Property owned by them;
          (iii) the conduct of the business of Parent and its Subsidiaries as presently conducted does not, to the knowledge of Parent, infringe or misappropriate any third Person’s Intellectual Property; or
          (iv) to the knowledge of Parent, no third Person is infringing or misappropriating any Intellectual Property owned by Parent or its Subsidiaries, and to the knowledge of Parent there is no litigation pending or threatened in writing by or against Parent or any of its Subsidiaries, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Parent IP Rights infringe or misappropriate any third party’s Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Parent IP Right.
     (b) All Intellectual Property owned by Parent or its Subsidiaries that is the subject of an application for registration or a registration (“Registered Parent IP”) is to the knowledge of Parent, in force, and all application, renewal and maintenance fees in relation to all Registered Parent IP have been paid to date, except for any Registered Parent IP that Parent has abandoned, not renewed or allowed to expire.

     (c) Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Parent IP Rights, and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Parent IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Parent IP Rights or exercise remedies thereunder.
     4.13 Material Contracts.
          (a) Except for such agreements or arrangements listed in Section 4.13(a) of the Parent Disclosure Letter or that are included as exhibits to the Parent SEC Documents filed and publicly available prior to the date of this Agreement, and except for this Agreement, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between Parent, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of Parent or any Subsidiary of Parent, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to Parent and its Subsidiaries, taken as a whole, or, following the Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a stockholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger. Each contract, arrangement, commitment or understanding (A) included as an exhibit to the Parent SEC Documents filed and publicly available prior to the date of this Agreement, or (B) listed in Section 4.13(a) of the Parent Disclosure Letter described in this Section 4.13(a), whether or not included as an exhibit to the Parent SEC Documents, is referred to herein as a “Parent Material Contract,” and for purposes of the bringdown of Section 4.13(b) pursuant to Section 6.2(a), “Parent Material Contract” shall include as of the date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement.

Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to the Parent SEC Documents. For the avoidance of doubt, Parent’s charter constitutes a Parent Material Contract.
          (b) Each Parent Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Parent Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent’s knowledge, (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Parent Material Contract and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Parent Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Parent Material Contract or exercise remedies thereunder. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
     4.14 Taxes.
          (a) (i) All material Returns required to be filed by or with respect to Parent and its Subsidiaries have been filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) Parent and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent and except as set forth in Section 4.14(a)(ii) of the Parent Disclosure Letter, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld by Parent or any of its Subsidiaries with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) all material sales or transfer Taxes required to be collected by Parent or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (v) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected in Parent Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (vi) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (vii) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any material Tax.
          (b) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.
          (c) There are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between Parent or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which Parent or any of its Subsidiaries could be liable for any Taxes of any party other than Parent or any Subsidiary of Parent.
          (d) Neither Parent nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.
          (e) There are no Liens for material Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens.
          (f) Neither Parent nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
          (g) Each of Parent and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
          (h) Neither Parent nor any of its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “reportable transaction,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.
          (i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.
          (j) Since January 1, 2005, none of Parent nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

          (k) Parent has made (or will, upon request, make) available to the Company correct and complete copies of (i) all U.S. federal Returns of Parent and its Subsidiaries relating to taxable periods ending on or after December 31, 2004, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to Parent or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 4.14(k).
     4.15 Environmental Matters.
          (a) Parent and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (b) There is no Environmental Claim pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (c) To the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (d) There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.
          (e) To the knowledge of Parent, no Parent Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.
          (f) Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of Parent and its Subsidiaries as currently conducted and, to the knowledge of Parent, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.

     4.16 Parent Assets. Parent has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report as attributable to Oil and Gas Interests owned by Parent and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of Parent and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the “Parent Assets”), with respect to both the oil and gas properties and all other Parent Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Parent Reserve Report. Parent and its Subsidiaries (as the case may be) have maintained all of the Parent Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear.
     4.17 Insurance. Section 4.17 of the Parent Disclosure Letter contains a true, complete and correct list of all insurance policies maintained by or on behalf of Parent and its Subsidiaries as of the date of this Agreement. Parent has made available to Parent a true, complete and correct copy of each such insurance policy or the binder therefor. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. Parent and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. The insurance policies listed in Section 4.17 of the Parent Disclosure Letter include all policies that are required in connection with the operation of the businesses of Parent and its Subsidiaries as currently conducted by applicable Laws and all agreements relating to Parent and its Subsidiaries.
     4.18 Labor Matters; Employees.
          (a) (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal

Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.
          (b) Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a mass layoff affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on Parent.
          (c) Section 4.18(c) of the Parent Disclosure Letter contains a complete and correct list of the names of all directors and officers of Parent as of the date of this Agreement, together with such Person’s position or function. Parent has previously provided to the Company true and correct information with respect to each such officer’s annual base salary or wages, incentive compensation bonus in respect of 2007, target bonus percentage and amount for 2008, and currently estimated severance payment due as a result of this Merger assuming such Person’s employment is terminated in connection therewith.
     4.19 Affiliate Transactions. Section 4.19 of the Parent Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Parent Benefit Plans described in Section 4.10 of the Parent Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.
     4.20 Derivative Transactions and Hedging. Section 4.20 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
     4.21 Natural Gas Act. Any gas gathering system constituting a part of the properties of Parent or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted under Section 1(b) of the NGA; none of the properties have been or are certificated by FERC under Section 7(c) of the NGA or to the knowledge of Parent are now subject to FERC jurisdiction under the NGA; and none of the properties have been or are providing service pursuant to Section 311 of the NGA.
     4.22 Disclosure Controls and Procedures. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.
     4.23 Investment Company. Neither Parent nor any of its Subsidiaries is an “investment company,” a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act or the Advisers Act.
     4.24 Rights Agreement. Parent has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered except for the Parent Rights to be provided as part of the Merger Consideration.
     4.25 Recommendation of Parent Board of Directors; Opinion of Financial Advisor.
          (a) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement, the transactions contemplated hereby and the Parent Proposal are advisable to, and in the best interests of, Parent and the stockholders of Parent, (ii) approving this Agreement, the transactions contemplated hereby and the Parent Proposal, (iii) recommending approval and adoption of the Parent Proposal to the stockholders of Parent and (iv) directing that the Parent Proposal be submitted to Parent’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
          (b) The Parent Board has received an opinion of Tudor, Pickering, Holt & Co. Securities, Inc. to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Merger, in the aggregate, is fair, from a financial point of view, to Parent. A true, complete and correct copy of such opinion will promptly be delivered to the Company by Parent solely for informational purposes after receipt thereof.
     4.26 Required Vote by Parent Stockholders. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting (the “Parent Required Vote”) to authorize the issuance of Parent Common Stock pursuant to this Agreement under Rule 312.02 of the NYSE (the “Parent Proposal”) is the only vote of the holders of capital stock of Parent necessary to approve the transactions contemplated by this Agreement.
     4.27 Stockholder Agreements. Neither Parent nor Merger Sub has entered into or received any voting or similar agreement from any stockholder of the Company with respect to this Agreement or the transactions contemplated hereby, except that, concurrently and simultaneously with the execution and delivery of this Agreement, Parent has entered into a stockholder agreement with each of Comstock Resources, Inc., Wayne and Gayle Laufer, and Gary Blackie (the “Stockholder Agreements”). Forms of the Stockholder Agreements are set forth in Section 4.27 of the Parent Disclosure Letter.
     4.28 Brokers. Except for Tudor, Pickering, Holt & Co. Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Tudor, Pickering, Holt & Co. Securities, Inc. as and to the extent set forth in their respective engagement or fee letters.
     4.29 Reorganization. Neither Parent nor, to the knowledge of Parent, any of its Affiliates, has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.
     4.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.
ARTICLE V
COVENANTS
     5.1 Interim Operations of the Company. The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement or (y) consented to in writing by Parent after the date of this Agreement and prior to the Effective Time:

          (a) the business of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice, and the Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relationships with customers, suppliers, officers, employees and creditors and other persons with which the Company or any Subsidiary has significant business relationships;
          (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, in excess of $2 million per obligation other than capital expenditures and obligations or liabilities incurred or committed to prior to the date hereof or incurred or committed to as may be reasonably required to conduct emergency operations on any well, pipeline or other facility;
          (c) the Company shall deliver promptly to Parent updates on the operations of the Company at least monthly;
          (d) the Company shall not, nor shall it permit any of its Subsidiaries to, amend its articles of incorporation or bylaws or similar organizational documents;
          (e) the Company shall not, nor shall it permit any of its Subsidiaries to, declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests, except for dividends by any Subsidiary to the Company or any other wholly-owned Subsidiary of the Company;
          (f) the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine, subdivide or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (1) of shares of Company Common Stock pursuant to the Company Options outstanding on the date of this Agreement or (2) by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(e);
          (g) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any increase in the compensation (including base salary and target bonus) or benefits payable to any officer or director of the Company or any of its Subsidiaries, (ii) except in connection with promotions on a basis consistent with past practices, grant any increase in the compensation or benefits payable to any employee who is not an officer of the Company or any of its Subsidiaries or to any director of the Company or any of its Subsidiaries, (iii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any collective bargaining, bonus, profit sharing, thrift, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement or (iv) enter into or amend any employment or consulting agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries (except for nonsubstantive changes made for the purposes of complying with Section 409A of the Code) or otherwise approved in advance in writing by Parent;
          (h) the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect at December 31, 2007, except changes in accordance with GAAP and applicable Law as concurred with by the Company’s independent auditors;
          (i) the Company shall not, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire (including, without limitation, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner) any Person, any other business organization, division or business of such Person or, other than in the ordinary course of business consistent with past practice, any assets;
          (j) the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, farmout, exchange, transfer, assign or otherwise dispose of, or agree or commit to sell, lease, farmout, exchange, transfer, assign, or otherwise dispose of, any of the Company Assets, except for the sale of Hydrocarbons in the ordinary course of business consistent with past practice;
          (k) the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;
          (l) except for Taxes, to which Section 5.1(n) shall apply, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any Claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) except for the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities or obligations reflected or reserved against in the Company Balance Sheet or liabilities or obligations in accordance with the terms of the Company Material Contracts and any contract entered into in the ordinary course of business and consistent with past practice to which the Company or any of its Subsidiaries is a party as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of Litigation covered by insurance or where the amount paid or to be paid does not exceed $1 million for any individual Claim or series of related Claims, or $1 million in the aggregate for all Claims;
          (m) the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.19 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this clause (m), the term “affiliates” shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;
          (n) the Company shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize or undertake any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of the Company and its Subsidiaries, taken as a whole;
          (o) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on the Company or (iii) materially impair or delay consummation of the Merger or the other transactions contemplated hereby;
          (p) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements and except as permitted in Section 5.1(i);
          (q) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any indebtedness except indebtedness incurred, and letters of credit issued, under the Company Credit Agreement in the ordinary course of business, (ii) modify any material indebtedness or other liability to increase the Company’s (or any of its Subsidiaries’) obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company), (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company), or (v) enter into any contract, commitment or transaction, except in the ordinary course of business and consistent with past practice and in no event exceeding $2 million in the aggregate, except as permitted under Section 5.1(b);
          (r) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time;
          (s) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned Subsidiaries);
          (t) the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or Claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;
          (u) the Company shall not make, enter into or assume any Derivative Transaction or enter into any agreement to sell Hydrocarbons other than in the ordinary course of business at market pricing;
          (v) modify any existing agreement or enter into any new agreement with the Company’s financial advisors or similar consultants, including without limitation, Raymond James & Associates, Inc. and Scotia Waterous (USA), Inc.;
          (w) the Company shall not, nor shall it permit any of its Subsidiaries to, publicly announce an intention, or enter into an agreement, contract, commitment or arrangement, to do any of the foregoing; and
          (x) the Company shall, and shall cause its Subsidiaries to, at their sole cost and expense, maintain all insurance policies and replacement insurance policies having substantially similar coverages as the insurance policies in Section 3.17 of the Company Disclosure Letter.
     5.2 Interim Operations of Parent. Parent covenants and agrees that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.2 of the Parent Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement or (y) consented to in writing by the Company after the date of this Agreement and prior to the Effective Time:
          (a) the business of Parent and its Subsidiaries shall be conducted only in, and Parent and its Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice; provided, however, that neither the foregoing nor anything to the contrary in this Agreement (including without limitation Section 5.2(h) of this Agreement) shall be deemed to prohibit Parent or any of its Subsidiaries from engaging in any acquisition or divestiture transaction that does not constitute an Acquisition Proposal for Parent and would not reasonably be expected to have a Material Adverse Effect on Parent or materially impair or delay the consummation of the transactions contemplated by this Agreement;
          (b) Parent shall not, nor shall it permit any Subsidiary of Parent that is not wholly owned by Parent to, declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;
          (c) Parent shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine, subdivide or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of Parent or any of its Subsidiaries, other than issuances (1) of shares of Parent Common Stock pursuant to the Parent Options outstanding on the date of this Agreement or (2) by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to the Parent or any other wholly owned Subsidiary of Parent, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.2(c), other than purchases of shares of Parent Common Stock pursuant to Parent’s previously announced stock repurchase program;
          (d) Parent shall not change its methods of accounting in effect at December 31, 2007, except changes in accordance with GAAP or applicable Law as concurred with by Parent’s independent auditors;
          (e) Parent shall not amend its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Parent Common Stock;
          (f) Parent shall not, and shall use its reasonable best efforts to cause its affiliates and associates not to acquire ownership or become a “beneficial owner” for the purposes of Section 78.414 of the NRS of any shares of any voting securities of the Company, other than shares so owned as of the date of this Agreement or any shares beneficially owned as a result of Parent and Merger Sub entering into the Stockholder Agreements or acquired pursuant to this Agreement;
          (g) Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on Parent or (iii) materially impair or delay consummation of the Merger or the other transactions contemplated hereby;
          (h) Parent shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries (other than the Merger) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements;

          (i) Parent shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize or undertake any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole; and
          (j) Parent shall not, nor shall Parent permit any of its Subsidiaries to, publicly announce an intention, or enter into an agreement, contract, commitment or arrangement, to do any of the foregoing.
     5.3 Acquisition Proposals.
          (a) The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to the Company or (y) that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a Person at any time prior to obtaining the Company Required Vote if, prior to such vote, (w) the Company receives a bona fide written Acquisition Proposal with respect to the Company from such Person (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives after the date of this Agreement), (x) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to lead to a Superior Proposal from the Person that made the applicable Acquisition Proposal with respect to the Company, (y) the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company under applicable Law, and (z) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the Person making such Acquisition Proposal is reasonably expected to have the ability to consummate such Acquisition Proposal, provided that the Company shall not deliver any information to such Person without entering into an Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(a). Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
          (b) The Company agrees that in addition to the obligations of the Company set forth in paragraph (a) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information from a Person that has made, or the Company reasonably believes may be contemplating, an Acquisition Proposal with respect to the Company or any Acquisition Proposal with respect to the Company received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to the Company, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to the Company which was not previously provided to Parent as promptly as practicable after it provides such information to such other Person. The Company shall keep Parent fully and promptly informed of the status of any Acquisition Proposals with respect to the Company (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). The Company agrees not to release any third party from or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of the Company.
          (c) Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of its Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an “Acquisition Agreement”) with respect to the Company or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change and (as a result of such Company Adverse Recommendation Change) cancel the Company Special Meeting: (x) if, not in connection with an Acquisition Proposal with respect to the Company, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company under applicable Law; or (y) if in connection with an Acquisition Proposal with respect to the Company that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal and the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company under applicable Law; provided, however, that the Company Board may not make any Company Adverse Recommendation Change until five Business Days after Parent’s receipt of written notice from the Company (a “Company Notice of Change”) advising Parent that the Company Board has determined:
          (1) in the case of clause (x) of this Section 5.3(c), that the Company Board intends to make such Company Adverse Recommendation Change and containing the material facts and information constituting the basis for such determination by the Company Board that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company (it being understood and agreed that any material change to such facts and information shall require a new Company Notice of Change and a new five Business Day period). During such five Business Day period, the Company shall, at the request of Parent, negotiate in good faith with Parent with respect to any changes or modifications to this Agreement that would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties; provided that a determination by the Company Board in good faith, after consultation with its outside legal counsel and financial advisors, that, after taking into account any such changes or modifications, the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company shall not require a new Company Notice of Change or a new five Business Day notice period; and
          (2) in the case of clause (y) of this Section 5.3(c), that such Acquisition Proposal with respect to the Company constitutes a Superior Proposal, that the Company Board intends to make such Company Adverse Recommendation Change and containing all information required by Sections 5.3(a) and 5.3(b), together with copies of any written offer or proposal in respect of such Superior Proposal unless previously provided and a summary of the terms and conditions of such proposal (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Notice of Change and a new five Business Day notice period). During such five Business Day period, the Company shall, at the request of Parent, negotiate in good faith with Parent with respect to any revised offer from Parent in respect of the terms of the transactions contemplated by this Agreement. In making a determination that such Acquisition Proposal with respect to the Company constitutes a Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company, the Company Board shall take into account any changes or modifications to the terms of this Agreement proposed by Parent (in response to a Company Notice of Change or otherwise); provided that a determination by the Company Board in good faith, after consultation with its outside legal counsel and financial advisors, that, after taking into account any such changes or modifications, such Acquisition Proposal with respect to the Company continues to constitute a Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the Company and the stockholders of the Company shall not require a new Company Notice of Change or a new five Business Day notice period.
          (d) Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective Representatives not to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(d)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to Parent or (y) that would require, or would have the effect of causing, Parent to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of Parent’s Subsidiaries or by any Representative of Parent or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and Parent Board may take any actions described in clause (ii) of this Section 5.3(d) with respect to a Person at any time prior to obtaining the Parent Required Vote if, prior to such approval, (w) Parent receives a bona fide written Acquisition Proposal with respect to Parent from such Person (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its

Subsidiaries or any of their respective Representatives after the date of this Agreement), (x) the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to lead to a Superior Proposal from the Person that made the applicable Acquisition Proposal with respect to Parent, (y) the Parent Board determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent under applicable Law, and (z) the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the Person making such Acquisition Proposal is reasonably expected to have the ability to consummate such Acquisition Proposal, provided that Parent shall not deliver any information to such Person without entering into an Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(d). Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent’s stockholders a position with respect to an Acquisition Proposal with respect to Parent pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
          (e) Parent agrees that in addition to the obligations of Parent set forth in paragraph (d) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent’s receipt thereof), Parent shall advise the Company in writing of any request for information from a Person that has made, or Parent reasonably believes may be contemplating, an Acquisition Proposal with respect to Parent or any Acquisition Proposal with respect to Parent received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to Parent, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall provide to the Company any non-public information concerning Parent or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to Parent which was not previously provided to the Company as promptly as practicable after it provides such information to such other Person. Parent shall keep the Company fully and promptly informed of the status of any Acquisition Proposals with respect to Parent (including the identity of the parties and price involved and any material changes to any terms and conditions thereof). Parent agrees not to release any third party from, or waive any provisions of, any confidentiality agreement related to any potential Acquisition Proposal or any standstill agreement, in each case in favor of Parent.
          (f) Neither (i) the Parent Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) nor (ii) shall Parent or any of its

Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(d)) with respect to Parent or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Required Vote, and subject to Parent’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change and (as a result of such Parent Adverse Recommendation Change) cancel the Parent Special Meeting: (x) if, not in connection with an Acquisition Proposal with respect to Parent, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent under applicable Law; or (y) if in connection with an Acquisition Proposal with respect to Parent that the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal and the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent under applicable Law; provided, however, that the Parent Board may not make any Parent Adverse Recommendation Change until five Business Days after the Company’s receipt of written notice from Parent (a “Parent Notice of Change”) advising the Company that the Parent Board has determined:
          (1) in the case of clause (x) of this Section 5.3(f), that the Parent Board intends to make such Parent Adverse Recommendation Change and containing the material facts and information constituting the basis for such determination by the Parent Board that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent (it being understood and agreed that any material change to such facts and information shall require a new Parent Notice of Change and a new five Business Day period). During such five Business Day period, Parent shall, at the request of the Company, negotiate in good faith with the Company with respect to any changes or modifications to this Agreement that would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties; provided that a determination by the Parent Board in good faith, after consultation with its outside legal counsel and financial advisors, that, after taking into account any such changes or modifications, the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent shall not require a new Parent Notice of Change or a new five Business Day notice period; and
          (2) in the case of clause (y) of this Section 5.3(f), that such Acquisition Proposal with respect to Parent constitutes a Superior Proposal, that the Parent Board intends to make such Parent Adverse Recommendation Change and containing all information required by Sections 5.3(d) and 5.3(e), together with copies of any written offer or proposal in respect of such Superior Proposal unless previously provided and a summary of the terms and conditions of such proposal (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new Parent Notice of Change and a new five Business Day notice period). During such five Business Day period, Parent shall, at the request of the Company, negotiate in good faith with the Company with respect to any revised offer from the Company in respect of the terms of the transactions contemplated by this Agreement. In making a determination that such Acquisition Proposal with respect to Parent constitutes a Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent, the Parent Board shall take into account any changes or modifications to the terms of this Agreement proposed by the Company (in response to a Parent Notice of Change or otherwise); provided that a determination by the Parent Board in good faith, after consultation with its outside legal counsel and financial advisors, that, after taking into account any such changes or modifications, such Acquisition Proposal with respect to Parent continues to constitute a Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent and the stockholders of Parent shall not require a new Parent Notice of Change or a new five Business Day notice period.
          (g) For purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company or Parent, as the case may be, any proposal, whether or not in writing (other than by Parent or any of its Subsidiaries with respect to the Company, or by the Company or any of its Subsidiaries, with respect to Parent), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 25% or more of the net revenues, net income or the assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of 25% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business generates or constitutes 25% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 25% or more of any class of equity securities of such party or any of its Subsidiaries whose business generates or constitutes 25% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean, with respect to the Company or Parent, as the case may be, any bona fide written Acquisition Proposal with respect to such party that was not initiated, solicited, knowingly facilitated or encouraged by such party or any of its Subsidiaries or any of their respective Representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share, exchange, asset purchase or other business combination, (A) 50% or more of the assets of such party and its Subsidiaries, taken as a whole or (B) 50% or more of the equity securities of such party, in each case on terms which the majority of the Board of Directors of such party determines (after consultation with its financial advisors and outside legal counsel) in good faith (A) would result in a transaction that, if consummated, is more favorable to the stockholders of such party (in their capacity as stockholders), than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by the other party in response to such Superior Proposal or otherwise pursuant to this Section 5.3), and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.
          (h) For the avoidance of doubt, any factually accurate and complete public statement by a party hereto that does nothing more than disclose the receipt of an Acquisition Proposal with respect to such party that was not initiated, solicited or knowingly facilitated or encouraged after the date of this Agreement by such party or any of its Subsidiaries or any of their respective Representatives, and the terms thereof, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Board of Directors (or any committee thereof) in favor of this Agreement and the transactions contemplated hereby.
          (i) Immediately after the execution and delivery of this Agreement, each of the Company and Parent shall, and shall cause their respective Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal with respect to the Company and Parent, respectively. Each of the Company and Parent agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement within the last 12 months in connection with such Person’s consideration of any Acquisition Proposal with respect to it, or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.
     5.4 Access to Information and Properties.
          (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel (including lenders’ counsel), financial advisors, lenders and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Parent and the Company will hold any information obtained or contemplated under Section 5.4(a) above in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as September 12, 2007, and the confidentiality agreement between the Company and Parent, dated as of April 16, 2008 (collectively, the “Confidentiality Agreements”).
          (c) No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.
     5.5 Further Action; Commercially Reasonable Efforts.
          (a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC’s EDGAR system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party’s business.
          (b) Each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any Governmental Entity. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall use commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division for additional information or documentation.
          (c) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Entity shall take or cause to be taken all such necessary action.
          (d) Each of the parties hereto shall use commercially reasonable efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger.

          (e) Notwithstanding the foregoing provisions of this Section 5.5, neither Parent nor Merger Sub shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Parent or Merger Sub or any of their respective affiliates or any of the respective businesses of the Company or any of its Subsidiaries, including the Company Assets.
          (f) The Company shall provide to Parent as soon as available but in any event on or before September 30, 2008 an interim reserve report prepared by the Company containing estimates of the oil and gas reserves that are owned by the Company and its Subsidiaries as of June 30, 2008 (the “Interim Company Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Interests of the Company and its Subsidiaries on which the Interim Company Reserve Report shall be based for purposes of estimating the oil and gas reserves set forth therein shall be, to the knowledge of the Company, accurate in all material respects at the time such data is utilized by the Company for the Interim Reserve Report.
     5.6 Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting.
          (a) As promptly as reasonably practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and each shall cause to be filed with the SEC, in connection with the Merger, the Proxy Statement in preliminary form and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the S-4 and any such statement or schedule. Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and the Company shall use its reasonable best efforts to cooperate with Parent with respect thereto, and each of the Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders.
          (b) If at any time prior to the Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Merger Sub that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, the Company, Parent or Merger Sub shall promptly inform the other parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. Parent shall notify the Company promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction and the parties shall notify each other promptly, of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Merger and (ii) all orders of the SEC relating to the S-4.
          (c) The Company, acting through the Company Board, shall, in accordance with its articles of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as reasonably practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the approval of this Agreement and the approval of the consummation of the transactions contemplated by this Agreement, including the Merger, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (such meeting, including any postponement or adjournment thereof, the “Company Special Meeting”), and shall use its reasonable best efforts to hold the Company Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(c), the Company, acting through the Company Board, shall (i) recommend approval of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company or any of its Subsidiaries, or any other fact or circumstance (except for the occurrence of a Company Adverse Recommendation Change prior to obtaining the Company Required Vote or termination of this Agreement pursuant to Section 7.1), this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law.
          (d) Parent, acting through the Parent Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as reasonably practicable following the date upon which the S-4 becomes effective for the sole purpose of voting upon the Parent Proposal, a special meeting of its stockholders (such meeting, including any postponements or adjournments thereof, the “Parent Special Meeting”), and shall use its reasonable best efforts to hold the Parent Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(f), Parent, acting through the Parent Board, shall (i) recommend approval of the Parent Proposal and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such approval. Notwithstanding the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent or any of its Subsidiaries, or any other fact or circumstance (except for the occurrence of a Parent Adverse Recommendation Change prior to obtaining the Parent Required Vote or termination of this Agreement pursuant to Section 7.1), the Parent Proposal shall be submitted to the stockholders of Parent at the Parent Special Meeting for the purpose of approval of the Parent Proposal with such disclosures as shall be required by applicable Law.
     5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.3(a) or 6.3(b). Parent and Merger Sub shall give prompt notice to the Company of any fact, event or circumstance as to which Parent or Merger Sub obtained knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.2(a) or 6.2(b).

     5.8 Directors’ and Officers’ Insurance and Indemnification.
          (a) Parent and Merger Sub agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current and former officers and directors of the Company as provided in the articles of incorporation or bylaws of the Company or in the agreements listed in Section 5.8(a) of the Company Disclosure Letter, in each case in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms and without amendment thereof.
          (b) Parent shall maintain the directors’ and officers’ (“D&O”) insurance that serves to reimburse persons currently covered by the Company’s D&O insurance in full force and effect for the continued benefit of such persons for a continuous period of not less than three years from the Effective Time on terms that are not materially different from the Company’s D&O insurance currently in effect (provided that the Surviving Entity may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that the annual premium for such insurance shall not exceed 150% of the per annum rate of premium currently paid by the Company for such insurance on the date of this Agreement. In the event that the annual premium for such insurance exceeds such maximum amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.
          (c) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.
          (d) In the event that the Surviving Entity or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.8.
     5.9 Publicity. None of the Company, Parent or Merger Sub, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.
     5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance as of the Effective Time.

     5.11 Employee Benefits.
          (a) To the extent service is relevant for purposes of eligibility, participation or vesting (but not the accrual of benefits under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent in which Company Employees may participate, such Company Employees shall be credited for service accrued as of the Effective Time with the Company and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of the Company.
          (b) To the extent Company Employees and their dependents enroll in any health plan sponsored by Parent, Parent shall waive any preexisting condition limitation applicable to such Company Employees to the extent that the employee’s or dependent’s condition would not have operated as a preexisting condition under the group health plan maintained by the Company. In addition, Parent shall cause such health plans (i) to waive all waiting periods otherwise applicable to Company Employees and their dependents, other than waiting periods that are in effect with respect to such individuals as of the Effective Time to the extent not satisfied under the corresponding benefit plans of the Company, and (ii) to provide each Company Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Company during the portion of the respective plan year prior to the Effective Time.
          (c) With respect to any Company Employees who become employed by Parent after the Effective Time, Parent will permit such Company Employees to schedule and take vacation days that have accrued prior to the Effective Time with pay through December 31, 2008, and Parent shall give service credit for purposes of determining post Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.
          (d) If requested by Parent, the Company shall terminate, immediately prior to the Effective Time, such Company Benefit Plan(s) that are identified by Parent, other than the Retention Bonus Plan and the Overriding Royalty Interest Incentive Plan.
          (e) The Company and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 5.11. The Company shall allow Parent reasonable opportunities to meet with employees of the Company from the date hereof to the Effective Time in order to discuss and answer questions regarding employment and benefits.
          (f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by Parent or any Subsidiary of Parent. No Company Employee nor any other Person (other than the parties to this Agreement) is intended to be a beneficiary of the provisions of this Section 5.11. Nothing in this Agreement shall require or be construed or interpreted as requiring Parent or any of its Subsidiaries to continue the employment of any Company Employee after the Effective Time.

          For purposes of this Section 5.11, a “Company Employee” shall mean an individual who is employed by the Company or any of its Subsidiaries on the Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent (including the Surviving Entity).
     5.12 Certain Tax Matters.
          (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).
          (b) Parent and the Company shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d).
          (c) Officers of Parent, Merger Sub and the Company shall execute and deliver to Locke Lord Bissell & Liddell LLP, tax counsel for the Company, and Vinson & Elkins L.L.P., tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, including contemporaneously with the execution of this Agreement, at the time the S-4 is declared effective by the SEC and the Effective Time, in connection with such tax counsel’s respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.12(c).
          (d) The Company and Parent shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Merger Sub and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.
          (e) Neither Parent nor Company will take (or fail to take) (and following the Merger, Parent will cause the Surviving Entity not to take or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. With respect to the Merger, Parent will (and following the Merger will cause the Surviving Entity to) file all required information with its Returns and maintain all records required for Tax purposes consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code.
          (f) Between the date hereof and the Closing Date, the Company agrees to (i) prepare all Returns, other than income tax Returns, for any periods ending prior to the Closing

Date and which are required to be filed within 15 days following such date (taking extensions to file into account) using tax accounting methods and principles consistent with those used for preceding tax periods, unless a change is required by applicable Law or regulation, and (ii) prepare and submit to Parent income tax Returns, including quarterly income tax estimates, where such Returns would be required to be filed prior to 30 days following the Closing Date (taking extensions to file into account). The Company shall make such income tax Returns available to the Parent for review prior to filing with the relevant Governmental Entity and shall not refuse any reasonable request by the Parent with respect to such Returns. Such Returns shall be prepared and filed, and all related taxes paid, on or prior to the Closing Date.
     5.13 Section 16 Matters. Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.
ARTICLE VI
CONDITIONS
     6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) (i) This Agreement shall have been adopted by the Required Company Vote in accordance with the NRS and (ii) the Parent Proposal shall have been approved by the Parent Required Vote;
          (b) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes consummation of the Merger illegal;
          (c) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;
          (d) The S-4 shall have been declared effective, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

          (e) The Parent Common Stock issuable to the stockholders of the Company pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.
     6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
          (b) Each of Parent and Merger Sub shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;
          (c) There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent or Merger Sub or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement, or (ii) restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement; and
          (d) The Company shall have received the opinion of Locke Lord Bissell & Liddell LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(d), such counsel shall have received and may rely upon the certificates and representations referred to in Section 5.12(c) hereof.

     6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in writing, in whole or in part, to the extent permitted by applicable Law):
          (a) The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
          (b) The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;
          (c) There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent or Merger Sub or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement, or (ii) restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement; and
          (d) Parent shall have received the opinion of Vinson & Elkins L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.3(d), Vinson & Elkins L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.12(c) hereof.

ARTICLE VII
TERMINATION
     7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Proposal by the stockholders of Parent):
(a)	by the mutual consent of Parent and the Company in a written instrument;

(b)	by either the Company or Parent upon written notice to the other, if:
               (i) the Merger shall not have been consummated on or before December 31, 2008 (the “Termination Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;
               (ii) any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making consummation of the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action;
               (iii) prior to obtaining the Company Required Vote, a Company Adverse Recommendation Change shall have occurred;
               (iv) prior to obtaining the Parent Required Vote, a Parent Adverse Recommendation Change shall have occurred;
               (v) the stockholders of the Company fail to adopt this Agreement because of the failure to obtain the Company Required Vote at the Company Special Meeting; or
               (vi) the Parent Proposal shall not have been approved because of the failure to obtain the Parent Required Vote at the Parent Special Meeting;
               (c) by the Company, upon written notice to Parent, if (i) Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) or (ii) the respective representations and warranties of Parent contained in this Agreement are or shall become untrue, which untruth would give rise to the failure of the conditions set forth in Section 6.2(a); provided, however, that the right of the Company to terminate this Agreement pursuant to this Section 7.1(c) shall not be available unless such breach, failure to perform or untruth is incapable of being cured by Parent prior to the Termination Date or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach, failure to perform or untruth;
               (d) by Parent, upon written notice to the Company, if (i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) or (ii) the respective representations and warranties of the Company contained in this Agreement are or shall become untrue, which untruth would give rise to the failure of the conditions set forth in Section 6.3(a); provided, however, that the right of Parent to terminate this Agreement pursuant to this Section 7.1(d) shall not be available unless such breach, failure to perform or untruth is incapable of being cured by the Company prior to the Termination Date or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach, failure to perform or untruth;
               (e) by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3; and
               (f) by the Company, upon written notice to the Parent, if Parent shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3.
     7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to this Section 7.2 and Article VIII, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreements; provided that this Section 7.2 shall not relieve any party from any liability with respect to any willful breach of any representation, warranty, covenant or other obligation under this Agreement.
ARTICLE VIII
MISCELLANEOUS
     8.1 Fees and Expenses.
          (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in this Article VIII.

          (b) (i) If this Agreement is terminated by either party pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent a termination fee in the amount of $55 million (the “Company Termination Fee”), and (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company a termination fee in the amount of $55 million (the “Parent Termination Fee”).
          (c) In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent or Merger Sub, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company’s stockholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(v), and (ii) within 365 days after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to the Company, or an Acquisition Proposal with respect to the Company is consummated, the Company shall pay Parent the Company Termination Fee upon the first to occur of the events described in this clause (ii).
          (d) In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s stockholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(vi), and (ii) within 365 days after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to Parent, or an Acquisition Proposal with respect to Parent is consummated, Parent shall pay the Company the Parent Termination Fee upon the first to occur of the events described in this clause (ii).
          (e) Any payment required pursuant to Section 8.1(b) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by the party entitled to such payment. Any payment of the Company Termination Fee pursuant to Section 8.1(c) or the Parent Termination Fee pursuant to Section 8.1(d) shall be made prior to or concurrently with the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in this Section 8.1, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at 9% per annum.

          (f) For purposes of Sections 8.1(c) and 8.1(d), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g), except that all references to “25%” therein shall be deemed to be references to “40%.”
          (g) This Section 8.1 shall survive any termination of this Agreement. In no event shall either party be entitled to receive under this Section 8.1 more than an aggregate amount equal to the Company Termination Fee or Parent Termination Fee, as applicable.
          (h) Notwithstanding anything to the contrary contained herein, (i) receipt by Parent of a Company Termination Fee paid pursuant to Section 8.1(b)(i) or Section 8.1(c) shall constitute full and complete settlement of any and all liabilities and obligations of the Company under and with respect to this Agreement including without limitation in respect of any damages that would be, but for this Section 8.1(h), otherwise payable by the Company, and (ii) receipt by the Company of a Parent Termination Fee pursuant to Section 8.1(b)(ii) or Section 8.1(d) shall constitute full and complete settlement of any and all liabilities and obligations of Parent under this Agreement including without limitation in respect of any damages that would be, but for this Section 8.1(h), otherwise payable by Parent.
     8.2 Amendment; Waiver.
          (a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration in whole or in part, including the manner or basis of exchanging or converting the Company Common Stock into the Merger Consideration, (ii) any term of the certificate of incorporation or bylaws of Parent or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          (b) At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.
     8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Entity after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).
     8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

Bois d’Arc Energy, Inc.
600 Travis Street, Suite 5200
Houston, Texas 77002
	Telephone:	(713) 228-0438
	Facsimile:	(713) 228-1759
	Attention:	Gary Blackie

with a copy to (which copy shall not constitute notice):

Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
	Telephone:	(214) 740-8000
	Facsimile:	(214) 740-8800
	Attention:	Jack E. Jacobsen
Melissa Winchester

and

(b)	if to Parent or Merger Sub, to:

Stone Energy Corporation
625 East Kaliste Saloom Rd.
Lafayette, LA 70508
	Telephone:	(337) 237-0410
	Facsimile:	(337) 237-0426
	Attention:	General Counsel

with a copy to (which copy shall not constitute notice):

Vinson & Elkins L. L. P.
666 Fifth Avenue, 26th Floor
New York, New York 10103
Telephone:	(212) 237-0000
Facsimile:	(212) 237-0100
Attention:	Alan P. Baden
Shelley A. Barber
     8.5 Rules of Construction and Interpretation; Definitions.
          (a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 30, 2008. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.
          (b) Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.
          (c) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the

Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.
          (d) The following terms have the following definitions:
          (i) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to the Company or Parent, as the case may be, than the Confidentiality Agreements.
          (ii) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.
          (iii) “Claim” shall mean any claim, action, suit, proceeding or investigation.
          (iv) “Cleanup” means all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
          (v) “Company Leased Real Property” means all interests in real property pursuant to the Company Leases.
          (vi) “Company Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.
          (vii) “Company Owned Real Property” means the real property, and interests in real property, owned by the Company and its Subsidiaries.
          (viii) “Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.
          (ix) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
          (x) “Employment and Withholding Taxes” means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries, or Parent and any of its Subsidiaries as the case may be in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.
          (xi) “Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or written notice to any Person alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location for which such Person or its Subsidiaries may bear responsibility or liability, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.
          (xii) “Environmental Laws” means all Laws, including applicable common law, relating to pollution, Cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human health, including Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, including the Federal Clean Water Act, the Safe Drinking Water Act, the Clean Air Act, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and the Emergency Planning and Community Right to Know Act, each as amended and currently in effect.
          (xiii) “Hazardous Material” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise regulated under any Environmental Laws, (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous to human health or the environment or (v) Naturally Occurring Radioactive Material (NORM).
          (xiv) “knowledge” of any Person means the knowledge after due inquiry of all officers.
          (xv) “Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.
          (xvi) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).
          (xvii) “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, the existence of a materially adverse change to the financial condition, business, assets, properties or results of operations of such party and its Subsidiaries, taken as a whole, no matter how caused or how arising, except for any materially adverse change that is caused by or arises from one or more of (A) changes to economic, political or business conditions affecting the domestic energy markets generally, except, in each case, to the extent any such changes or effects materially disproportionately affect such party, (B) the occurrence of natural disasters of any type, including, without limitation, earthquakes and tsunamis but not including tropical cyclones (including hurricanes, tropical storms and tropical depressions), (C) changes in market prices, both domestically and globally, for any carbon-based energy product and any write-down for accounting purposes of oil and gas reserves as a result of a “ceiling test” or property impairment to the extent but only to the extent such write-down or property impairment is directly attributable to changes in market prices of oil or gas (but not any change resulting from a default under any agreement or arrangement as a result of such write-down or property impairment), (D) the announcement or pendency of this Agreement and the transactions contemplated hereby, compliance with the terms hereof or the disclosure of the fact that Parent is the prospective owner of the Company, including any Litigation arising from any of the foregoing, (E) the existence or occurrence of war, acts of war, terrorism or similar hostilities, (F) changes in Laws of general applicability or interpretations thereof by courts or Governmental Entities, or (G) changes in the market price of either Parent Common Stock or Company Common Stock (but not any change underlying such changes in price to the extent such change would otherwise constitute a Parent Material Adverse Effect or Company Material Adverse Effect, as the case may be).

          (xviii) “Parent Leased Real Property” means all interests in real property pursuant to the Parent Leases.
          (xix) “Parent Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.
          (xx) “Parent Owned Real Property” means the real property, and interests in real property, owned by Parent and its Subsidiaries.
          (xxi) “Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.
          (xxii) “Permitted Liens” means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.
          (xxiii) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.
          (xxiv) “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.
          (xxv) “Return” means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
          (xxvi) “Subsidiary” means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

          (xxvii) “Tax” means any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax.
     8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.
     8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.
     8.8 Entire Agreement. This Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.
     8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.
     8.10 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except as otherwise required by mandatory provisions of the Laws of the State of Nevada.
     8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that each of Parent and

Merger Sub may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent or Merger Sub, or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s or Merger Sub’s obligations or liabilities under this Agreement.
     8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.
     8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity.
     8.14 Jurisdiction. Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the federal or state court in the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.
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          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

STONE ENERGY CORPORATION
By:	/s/ David H. Welch
Name:	David H. Welch
Title:	President and Chief Executive Officer

STONE ENERGY OFFSHORE, L.L.C. Through its sole member, Stone Energy Corporation
By:	/s/ David H. Welch
Name:	David H. Welch
Title:	President and Chief Executive Officer

BOIS D’ARC ENERGY, INC.
By:	/s/ Gary W. Blackie
Name:	Gary W. Blackie
Title:	Chief Executive Officer and President

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